SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Affinity Gaming

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Not Applicable

(CUSIP NUMBER)

Thomas Surgent, Chief Compliance Officer

Highland Capital Management, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.  ☒

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. Not Applicable	13D	Page 2 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D	Page 3 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

CUSIP No. Not Applicable	13D	Page 4 of 10

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,665,458 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,665,458 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,458 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	See additional information regarding beneficial ownership contained in Items 4 and 5.

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Strand. Strand is the general partner of Highland Capital. Highland Capital is the investment advisor to certain private investment funds (collectively, the “Private Funds”). This Schedule 13D relates to Common Stock, $0.001 par value per share (the “Common Stock”), of Affinity Gaming, a Nevada corporation (the “Issuer”), held by the Private Funds. The Reporting Persons previously reported their beneficial ownership on a Schedule 13G that was filed with the Securities and Exchange Commission on February 28, 2011 and Amendment No. 1 thereto filed on February 14, 2013.

Item 1.	Security and Issuer

Securities acquired: Common Stock, $0.001 par value per share (the “Common Stock”).

Issuer: Affinity Gaming

3755 Breakthrough Way, Suite 300

Las Vegas, Nevada 89135

Item 2.	Identity and Background

(a) This Schedule 13D is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”), and (iii) James D. Dondero.

Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), or any other purpose, the beneficial owner of any securities covered by this statement.

Each of the Reporting Persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this Schedule 13D nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer. See additional information in Item 4 relating to the Reporting Persons’ potential membership in a group, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including the Private Funds. Highland Capital may be deemed to beneficially own the shares of Common Stock owned and/or held by and/or for the account of and/or for the benefit of the Private Funds. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Mr. Dondero is serving as the President of Strand. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand.

(d) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, has been convicted in a criminal proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand, was a party to a civil proceeding in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) The citizenship of Mr. Dondero is the United States. Highland Capital and Strand are Delaware entities.

Item 3.	Source and Amount of Funds

The Private Funds acquired the shares of Common Stock through a reorganization in a bankruptcy proceeding in which the Private Funds exchanged notes in the predecessor with a par value of $77,515,750 for Common Stock and a new term loan, which was subsequently repaid.

Item 4.	Purpose of the Transaction

In order to provide the Issuer with the opportunity to evaluate strategic alternatives for the benefit of all stockholders of the Issuer, the Reporting Persons, entered into an agreement, dated May 29, 2013, (the “Stockholder Agreement”), with certain other shareholders (the “Other Holders”). The Stockholder Agreement is filed herewith as Exhibit 99.2 and incorporated herein by reference. Because of the relationship between the Reporting Persons and the Other Holders as a result of the Stockholder Agreement, the Reporting Persons and the Other Holders may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, and such group may be deemed to beneficially own the 10,243,320 shares of Common Stock held in the aggregate by the Reporting Persons and the Other Holders, constituting approximately 50.5% of the 20,268,339 outstanding shares of Common Stock. The Reporting Persons expressly disclaim, however, beneficial ownership of the 8,577,862 shares of Common Stock beneficially owned by the Other Holders. Information with respect to the Other Holders is or may be available in schedules that have been or may be filed by such Other Holders pursuant to Regulation 13D-G under the Act, as such schedules may be amended from time to time.

The Private Funds purchased the Common Stock of the Issuer based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire or dispose of the Common Stock of the Issuer, consistent with their investment purpose, the Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of their Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

The purpose of the acquisition of the Common Stock of the Issuer was for investment, and the acquisition of the Common Stock of the Issuer was made in the ordinary course of business and was not made for the purpose of acquiring control of the Issuer.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives or regulators of the Issuer regarding the Issuer, including, but not limited to, its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) As of May 29, 2013, (i) Highland Capital may be deemed to beneficially own 1,665,458 shares of Common Stock, which represents approximately 8.2% of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 1,665,458 shares of Common Stock, which represents approximately 8.2% of the outstanding Common Stock; and (iii) James D. Dondero may be deemed to beneficially own 1,665,458 shares of Common Stock, which represents approximately 8.2% of the outstanding Common Stock. In the event that the Reporting Persons were deemed to have formed a group with the other Agreeing Stockholders, such group would beneficially own 10,243,320 shares of Common Stock, which represents approximately 50.5% of the outstanding Common Stock.

(b)

Name of Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Highland Capital Management, L.P.	0	1,665,458	0	1,665,458
Strand Advisors, Inc.	0	1,665,458	0	1,665,458
James D. Dondero	0	1,665,458	0	1,665,458

In the event that the Reporting Persons were deemed to have formed a group with the Other Holders, such group would have shared voting and dispositive power over 10,243,320 shares of Common Stock, which represents approximately 50.5% of the outstanding Common Stock.

(c) No transactions in the Issuer’s securities were effected during the past 60 days by the Reporting Persons.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 4 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 99.2	Agreement Among Stockholders dated as of May 29, 2013.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2013

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James D. Dondero
Name: James D. Dondero
Title: President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero
	Name:	James D. Dondero
	Title:	President

/s/ James D. Dondero
James D. Dondero